UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2020

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer

OI 3Q20

EARNINGS RELEASE



Investor Relations | November 12, 2020

Earnings Release November 12, 2020

Conference Call in English

November 13, 2020
11:00 a.m. (Brasília)
9:00 a.m. (NY) / 2:00 p.m. (UK)
Webcast: click here
Telephone: US: +1 (646) 843 6054 | +55 (11) 2188-0155
Code: Oi
Replay available until November 20, 2020:
+55 (11) 2188-0400
Replay code: Oi

Conference Call in Portuguese

SIMULTANEOUS TRANSLATION

November 13, 2020
11:00 a.m. (Brasília)
9:00 a.m. (NY) / 2:00 p.m. (UK)
Webcast: click here
Telephone: +55 (11) 2188-0155 | +1 646 843 6054
Code: Oi
Replay available until November 20, 2020:
+55 (11) 2188-0400
Replay code: Oi

Consolidated Information and Results (Unaudited)

This report contains the operating and financial performance of Oi S.A. – under Judicial Reorganization ("Oi S.A." or "Oi" or "Company") – and its subsidiaries for the third quarter of 2020.

OIBR LISTED NYSE · OIBR4 NÍVEL 1 BM&FBOVESPA · OIBR3 NÍVEL 1 BM&FBOVESPA · CDP DRIVING SUSTAINABLE ECONOMIES · THE GLOBAL COMPACT WE SUPPORT

HIGHLIGHTS OF BRAZILIAN OPERATIONS

1.75M FTTH customers & **7.9M** Homes Passed with fiber

3Q20 OI FIBER NET ADDS [Thousand]


446

Monthly average of **149k** new customers

3Q20 FIBER HP'S [Thousand]


1,148

Monthly average of **383k** new HP's

+2.1% in postpaid and **+8.2%** in prepaid revenue growth QoQ.

CUSTOMER REVENUES[1] [R$ million]


+8.2%
+2.1%
Postpaid
Prepaid
905
635
924
687
2Q20
3Q20

[1] Information based on managerial allocation

-9.6% Opex savings YoY.

+2.4% Routine Ebitda increase YoY.

ROUTINE EBITDA [R$ million]


+2.4%
1,403
1,437
3Q19
3Q20

+3.5%

Of Total Revenue growth quarter over quarter.

Fiber robust revenue growth and recovery signs in mobile and B2B as the main drivers for the performance

OI TOTAL REVENUE [R$ million]


+3.5%
Residential
Mobile
B2B
Others
4,490
4,648
1,583
+2.7%
1,625
1,619
+5.4%
1,706
24
1,265
+2.3%
1,294
23
2Q20
3Q20

R$ 5.7Bn cash position by the end of September/20

At least **R$ 26.9Bn** in new money with the upcoming judicial competitive processes:

Towers: R$ 1,067 Mn (Stalking Horse defined – date: Nov 26)
Data Centers: R$ 325 Mn (Stalking Horse defined – date: Nov 26)
Mobile: R$ 16.5 Bn (Stalking Horse defined – date: Dec 14)
InfraCo: R$ 6.5 Bn minimum cash + R$ 2.4 Bn debt with Oi

Content

Table 1 – Highlights

in R$ million or otherwise stated	3Q20	3Q19	2Q20	YoY	QoQ	2020	2019	YoY
Oi S.A. Consolidated								
Total Net Revenues	**4,706**	**5,001**	**4,544**	**-5.9%**	**3.6%**	**13,998**	**15,223**	**-8.0%**
Routine EBITDA	**1,462**	**1,374**	**1,359**	**6.4%**	**7.6%**	**4,354**	**4,600**	**-5.4%**
Routine EBITDA Margin (%)	31.1%	27.5%	29.9%	3.6 p.p.	1.2 p.p.	93.3%	90.6%	2.7 p.p.
Net Income (Loss) attributable to owners of the Company	-2,638	-5,747	-3,409	-54.1%	n.m.	-12,328	-8,738	n.m.
Net Debt	21,243	14,713	20,043	44.4%	6.0%	59,417	37,393	58.9%
Available Cash	5,686	3,192	6,073	78.1%	-6.4%	18,068	13,754	31.4%
CAPEX	2,011	2,065	1,758	-2.6%	14.4%	5,563	5,851	-4.9%

in R$ million or otherwise stated	3Q20	3Q19	2Q20	YoY	QoQ	2020	2019	YoY
BRAZIL								
Revenue Generating Units - ('000)	**52,156**	**55,191**	**52,326**	**-5.5%**	**-0.3%**	**52,156**	**55,191**	**-5.5%**
Residential	11,823	13,532	11,786	-12.6%	0.3%	11,823	13,532	-12.6%
Personal Mobility	33,738	34,703	33,988	-2.8%	-0.7%	33,738	34,703	-2.8%
B2B	6,438	6,702	6,395	-3.9%	0.7%	6,438	6,702	-3.9%
Public Telephones	157	254	158	-38.1%	-0.3%	157	254	-38.1%
Total Net Revenues	**4,648**	**4,956**	**4,490**	**-6.2%**	**3.5%**	**13,837**	**15,087**	**-8.3%**
Net Service Revenues[1]	**4,620**	**4,917**	**4,478**	**-6.0%**	**3.2%**	**13,776**	**14,960**	**-7.9%**
Residential	1,625	1,803	1,583	-9.8%	2.7%	4,862	5,541	-12.2%
Personal Mobility	1,681	1,726	1,607	-2.6%	4.6%	4,968	5,116	-2.9%
Customer [3]	1,623	1,667	1,549	-2.7%	4.8%	4,795	4,924	-2.6%
B2B	1,292	1,357	1,265	-4.8%	2.1%	3,873	4,192	-7.6%
Net Customer Revenues[2]	**4,520**	**4,823**	**4,374**	**-6.3%**	**3.3%**	**13,476**	**14,641**	**-8.0%**
Routine EBITDA	**1,437**	**1,403**	**1,464**	**2.4%**	**-1.9%**	**4,382**	**4,607**	**-4.9%**
Routine EBITDA Margin (%)	30.9%	28.3%	32.6%	2.6 p.p.	-1.7 p.p.	31.7%	30.5%	1.1 p.p.
CAPEX	2,005	2,060	1,751	-2.7%	14.5%	5,536	5,835	-5.1%
Routine EBITDA - CAPEX	-568	-658	-286	-13.6%	98.5%	-1,154	-1,228	-6.1%

(1) Excludes handset revenues.
(2) Excludes handset and network usage revenues.

Net Revenues

Table 2 – Breakdown of Net Revenues

	Quarter					9 months			Weight %	
R$ million	3Q20	3Q19	2Q20	YoY	QoQ	2020	2019	YoY	3Q20	3Q19
Consolidated Total Net Revenues	4,706	5,001	4,544	-5.9%	3.6%	13,998	15,223	-8.0%	100%	100%
Brazil	4,648	4,955	4,490	-6.2%	3.5%	13,837	15,087	-8.3%	98.8%	99.1%
Residential	1,625	1,803	1,583	-9.8%	2.7%	4,862	5,541	-12.2%	34.5%	36.0%
Personal Mobility	1,706	1,763	1,619	-3.2%	5.4%	5,027	5,240	-4.1%	36.3%	35.3%
B2B	1,294	1,357	1,265	-4.7%	2.3%	3,876	4,195	-7.6%	27.5%	27.1%
Other services	23	32	24	-28.1%	-3.7%	73	112	-34.8%	0.5%	0.6%
International Operations	58	46	54	25.3%	7.1%	161	136	18.8%	1.2%	0.9%
Brazil										
Net Service Revenues	4,620	4,917	4,478	-6.0%	3.2%	13,776	14,960	-7.9%	98.2%	98.3%
Net Customer Revenues	4,520	4,823	4,374	-6.3%	3.3%	13,476	14,641	-8.0%	96.0%	96.4%

During 3Q20, consolidated net revenues totaled R$ 4,706 million, showing a decrease of 5.9% y.o.y. and a growth of 3.6% q.o.q., which represents a reversal of the trend of the curve. Net revenues from Brazilian operations ("Brazil") totaled R$ 4,648 million in 3Q20 (-6.2% y.o.y. and +3.5% q.o.q.), while net revenues from international operations (Africa and East Timor) totaled R$ 58 million (+25.3% y.o.y. and +7.1% q.o.q.).

Net service revenues from Brazilian operations, which exclude revenues from handset sales, stood at R$ 4,620 million in 3Q20 (-6.0% y.o.y. and +3.2% q.o.q.). Net customer revenues, which exclude network usage and handset revenues, came to R$ 4,520 million in the period (-6.3% y.o.y. and +3.3% q.o.q.).

Residential

Table 3 – Net Revenues and RGUs of the Residential segment

	3Q20	3Q19	2Q20	YoY	QoQ	2020	2019	YoY
Residential								
Net Revenues (R$ million)	1,625	1,803	1,583	-9.8%	2.7%	4,862	5,541	-12.2%
Copper	867	1,286	957	-32.6%	-9.3%	2,882	4,104	-29.8%
Copper Voice	544	786	593	-30.8%	-8.2%	1,787	2,540	-29.6%
Copper Broadband	323	500	364	-35.4%	-11.2%	1,095	1,565	-30.0%
DTH TV	375	438	371	-14.3%	1.2%	1,148	1,295	-11.3%
Fiber	383	78	255	387.8%	49.9%	832	142	487.4%
Revenue Generating Units (RGU) - ('000)	11,823	13,532	11,786	-12.6%	0.3%	11,823	13,532	-12.6%
Copper	7,339	11,362	8,140	-35.4%	-9.8%	7,339	11,362	-35.4%
Fixed Line in Service	4,908	7,202	5,364	-31.9%	-8.5%	4,908	7,202	-31.9%
Fixed Broadband	2,431	4,160	2,776	-41.6%	-12.4%	2,431	4,160	-41.6%
DTH TV	1,209	1,482	1,234	-18.4%	-2.1%	1,209	1,482	-18.4%
Fiber	3,276	689	2,411	375.5%	35.8%	3,276	689	375.5%
Fixed Line in Service	1,578	278	1,146	467.5%	37.8%	1,578	278	467.5%
Fixed Broadband	1,616	371	1,194	335.6%	35.4%	1,616	371	335.6%
IPTV	81	40	72	104.3%	12.9%	81	40	104.3%
FTTH – Homes Connected (HC's)	1,659	380	1,236	336.5%	34.3%	1,659	380	336.5%

Residential net revenues totaled R$ 1,625 million in 3Q20 (-9.8% y.o.y. and +2.7% q.o.q.). This sequential growth is the result of the structural recovery of the segment directly linked to the expansion of Fiber. In 3Q20, revenues from fiber services more than offset the decline in revenues from legacy services compared to the previous quarter, and the share of fiber revenue reached 24% of the segment's total revenue, already being the second largest revenue from Residential. This sequential growth in total segment revenue has not been seen since the third quarter of 2017.

Oi ended 3Q20 with 11,823 thousand RGUs in the Residential segment (-12.6% y.o.y. and +0.3% q.o.q.). Regarding fiber RGUs, we observed a significant growth of 35.8% over 2Q20 and 375.5% over 3Q19.

Residential ARPU was R$ 82.5 in 3Q20 (+4.3% y.o.y. and +3.7% q.o.q.). The annual growth was mainly driven by an increase in Broadband and DTH TV ARPU in the period, benefiting from the change in the profile of involuntary disconnections. The sequential increase was driven by the growth of Fiber ARPU, as a result of the higher share of plans with higher speeds and consequently higher ARPUs.

FIBER

In 3Q20, the Company continued to expand the FTTH network and accesses, closing the quarter with 7.9 million homes passed with fiber (HP). In the quarter, the company added 1.1 million HP's to its base, a monthly average of more than 382 thousand HP's in 3Q20. This was the fifth consecutive quarter with increments of more than 1 million HP's to the FTTH infrastructure.

Oi closed 3Q20 with around 1.75 million homes connected (HC) to Fiber (1.66 million of which in the Residential segment) and a take-up rate of 22.2%. The exploration of FTTH opportunities has proven to be a promising reality. FTTH net adds totaled 446 thousand customers in 3Q20. Comparing the performances in the ultra broadband market in 2020, Oi has been leading with net additions approximately 19% higher than the second placed among the other large carriers.

The Company continued to monitor the evolution of investments in fiber and has been constantly expanding its installation, support, sales and marketing initiatives. The results can be seen in the take-up rates by HP cohort. The first cohorts, from September 2018 to February 2019, reached an average take-up rate of 21% by the end of 3Q20, while the cohorts from March to August 2019 recorded an average take-up rate of 29% by the end of the period. The average take-up rate of the cohorts from September 2019 to February 2020 was in line with more recent cohorts, at 24% by the end of 3Q20. The 2020 cohorts have average take-up rates of over 20% six months after the installation. The results of the more recent cohorts tend to improve as the learning curve progresses, also supported by a more granular analysis of viable HPs.

Fiber ARPU was R$ 87.8 in 3Q20, up 3.3% from R$ 85.0 (Pro forma ARPU of R$ 85.0. Excludes the impact of 1st month promotion and adjusts the pro-rata ARPU of new customers who entered after the beginning of the month) in 2Q20 and down 0.8% from R$ 88.5 in 3Q19.The year-on-year ARPU decline was mainly due to current offers with incentives for new customers to acquire FTTH products. The strategy of selling bundles is still in progress and has shown satisfactory results. Fiber already accounted for 40% of all residential Broadband customers in 3Q20, up from approximately 8% in 3Q19.

Fiber revenues reached R$ 402 million in 3Q20, of which R$ 383 million from residential customers and R$ 20 million from B2B customers. Fiber revenue grew 374% over 3Q19, up 388% in the Residential segment and 203% in the B2B segment, and R$ 134 million, or 50%, over 2Q20, up R$ 127 million, or 50%, in the Residential segment.

Fiber revenues are driving the turnaround of residential revenues. While in 3Q19 Fiber revenues represented 4% of total revenues in the residential segment, in 3Q20 it represented 24%. As a result, Fiber is reversing the structural downward trend in residential revenues. The strong growth in fiber more than offsets the decline in legacy revenues (Copper + DTH). Based on September revenues, annualized fiber revenues already exceed R$ 1.6 billion and tend to grow further.

Legacy (Copper Fixed Voice, Copper Broadband and DTH TV)

Oi ended 3Q20 with 4,908 thousand copper fixed voice customers in the Residential segment (-31.9% y.o.y. and -8.5% q.o.q.). In copper broadband, the Company registered 2,431 thousand RGUs in the segment (-41.5% y.o.y. and -12.4% q.o.q.). Finally, Residential's DTH TV base ended the quarter with 1,209 thousand RGUs (-18.4% y.o.y. and -2.1% q.o.q.).

The copper service follows the process of retraction in market demand and its increasing replacement by mobile services and more advanced residential service technologies, with less latency and greater reliance, as in the case of Fiber in broadband.

In addition to the process of natural reduction in demand for legacy products in the market, the Company continues to reduce the commercial focus on these services, contributing to the acceleration of this substitution of copper by fiber, redirecting the commercial and financial efforts to accelerate the FTTH project, with greater potential to generate value for the Company.

Personal Mobility

Table 4 – Net Revenues and RGUs of the Personal Mobility segment

	3Q20	3Q19	2Q20	YoY	QoQ	2020	2019	YoY
Personal Mobility								
Net Revenues (R$ million)	**1,706**	**1,763**	**1,619**	**-3.2%**	**5.4%**	**5,027**	**5,240**	**-4.1%**
Service	1,681	1,726	1,607	-2.6%	4.6%	4,968	5,116	-2.9%
Customer [1]	1,623	1,667	1,549	-2.7%	4.8%	4,795	4,924	-2.6%
Prepaid	687	760	635	-9.6%	8.2%	2,004	2,313	-13.4%
Postpaid	924	891	905	3.7%	2.1%	2,759	2,570	7.4%
Other	12	16	8	-27.3%	37.8%	32	41	-21.8%
Network Usage	58	59	58	-1.2%	-0.5%	173	192	-9.5%
Sales of handsets, SIM cards and others	26	37	12	-31.2%	117.6%	59	124	-52.6%
Revenue Generating Units (RGU) - ('000)	**33,738**	**34,703**	**33,988**	**-2.8%**	**-0.7%**	**33,738**	**34,703**	**-2.8%**
Prepaid Plans	23,840	25,670	24,269	-7.1%	-1.8%	23,840	25,670	-7.1%
Postpaid Plans [2]	9,899	9,032	9,719	9.6%	1.8%	9,899	9,032	9.6%

(1) Excludes handset and network usage revenues.

(2) Includes postpaid plans, *Oi Controle*, bundled mobile services and 3G (mini-modem).

Personal Mobility net revenues totaled R$ 1,706 million in 3Q20, 3.2% lower than in 3Q19 and 5.4% higher than in 2Q20, returning to the level of revenue in 1Q20 (R$ 1,702 million, +0.3% variation), the quarter before the beginning of the containment measures due to the pandemic. Customer revenues, which exclude interconnection and handset revenues, totaled R$ 1,623 million in 3Q20 (-2.7% y.o.y. and +4.8% q.o.q.).

Network usage revenues totaled R$ 58 million in 3Q20, in line with 2Q20 (-0.5%) and down 1.2% from 3Q19. Handset revenues totaled R$ 26 million, a decline of R$ 12 million from 3Q19 and an increase of R$ 14 million over 2Q20, impacted by stores reopening after the softening of quarantine restrictions.

Oi closed 3Q20 with 33,738 thousand RGUs in Personal Mobility, down 2.8% from 3Q19, with 964 thousand net disconnections, resulting from 1,831 thousand disconnections in the prepaid segment, which were partially offset by 866 thousand additions in the postpaid segment. The number of additions fell 0.7% from 2Q20, with a decrease of 1.8% in the prepaid segment and an increase of 1.8% in the postpaid segment.

Oi's total mobile customer base (Personal Mobility + B2B) came to 36,537 thousand RGUs, 2,798 thousand of which in the B2B segment.

Prepaid

The prepaid segment ended 3Q20 with 23,840 thousand RGUs (-7.1% y.o.y. and -1.8% q.o.q.).The main reason for the annual decline is the Company's policy of encouraging prepaid customers to migrate to the postpaid segment. Recharge volume decreased 9.9% from 3Q19 and increased 8.3% over 2Q20.

As in the total revenue of the segment, prepaid shows strong signs of recovery, when comparing the result of 3Q20 for revenue and top-ups, against the number of 1Q20, previous quarter to the effects of confinement, prepaid shows 0.9% revenue growth and 1.3% increase in top-ups. The growth observed both in the quarterly comparison and in the comparison with 1Q20, is mainly due to the reopening of stores and other points of credit insertion, combined with a recovery in the economy and government financial assistance to the neediest population.

Postpaid

Oi closed the quarter with 9,899 thousand RGUs in the postpaid segment, with an increase of 9.6% in the customer base and net adds of 866 thousand RGUs compared to 3Q19, mainly due to the strategy of encouraging prepaid customers to migrate to postpaid plans.

The positive results in RGUs reflected in revenues, which grew 3.7% over 3Q19 and 2.1% over 2Q20. Regional offerings, simplification, innovation, more aggressive sales and the refarming of the 1.8 GHz frequency range for 4G and 4.5G were the main drivers enabling the positive results of the postpaid segment, in addition to the strategy of accelerating the migration of customers from the prepaid to the postpaid segment and stores reopening.

Mobile ARPU

Mobile ARPU stood at R$ 16.3 in 3Q20, in line with 3Q19 (-0.2%) and 5.1% higher than in 2Q20.

B2B

Table 5 – Net Revenues and RGUs of the B2B segment

	3Q20	3Q19	2Q20	YoY	QoQ	2020	2019	YoY
B2B								
Net Revenues (R$ million)	**1,294**	1,357	1,265	**-4.7%**	**2.3%**	**3,876**	**4,195**	**-7.6%**
Corporate	**803**	**823**	**770**	**-2.4%**	**4.3%**	**2,350**	**2,547**	**-7.7%**
IT	189	121	158	55.9%	19.5%	485	325	49.5%
Data	324	373	338	-13.3%	-4.3%	1,012	1,197	-15.5%
Other	291	329	274	-11.6%	6.1%	854	1,026	-16.8%
Wholesale	**237**	**244**	**238**	**-2.9%**	**-0.5%**	**749**	**757**	**-1.1%**
Small Enterprises	**253**	**290**	**256**	**-12.7%**	**-1.1%**	**776**	**891**	**-12.9%**
Fiber	19	6	13	219.6%	50.7%	43	11	309.9%
Other	234	284	243	-17.6%	-3.8%	733	880	-16.7%
Revenue Generating Units (RGU) - ('000)	**6,438**	**6,702**	**6,395**	**-3.9%**	**0.7%**	**6,438**	**6,702**	**-3.9%**
Fiber	147	46	109	220.6%	34.9%	147	46	220.6%
Copper Voice	3,121	3,342	3,202	-6.6%	-2.5%	3,121	3,342	-6.6%
Copper Broadband	358	475	389	-24.6%	-7.9%	358	475	-24.6%
DTH TV	14	14	14	-2.7%	-1.4%	14	14	-2.7%
Mobile	2,798	2,825	2,682	-1.0%	4.3%	2,798	2,825	-1.0%

Net revenues from the B2B segment totaled R$ 1,294 million in 3Q20 (-4.7% y.o.y. and +2.3% q.o.q.).

The Company closed 3Q20 with 6,438 thousand RGUs in the segment (-3.9% y.o.y. and +0.7% q.o.q.).

Corporate

With the launch of the new brand "Oi Soluções" for the Corporate segment in December 2019, Oi intends to integrate and provide digital solutions for Telecommunications and IT (Information Technology) with a customized and consulting positioning and offering a comprehensive portfolio of ICT (Information and Communication Technology) solutions.

The repositioning in the segment has been generating results, increasing the compound quarterly growth rate (CQGR) from 8% during 2019 to 14% in the first three quarters of 2020, being responsible for 24% of the total revenue of the corporate segment. Net revenues from the Corporate segment totaled R$ 803 million in 3Q20 (-2.4% y.o.y. and +4.3% q.o.q.). The sequential growth was mainly due to an increase of R$ 31 million, in managed services and network security, this last one as a result of Home Office programs adopted by several client companies to suit confinement.

Wholesale

Wholesale net revenues totaled R$ 237 million in 3Q20 (-2.9% y.o.y. and -0.5% q.o.q.). If we also include opex reducing revenues (infrastructure rental revenues, which are not generated by telecommunications services, but which decreases the Company's operating costs), Wholesale revenues totaled R$ 483 million in 3Q20 (+0.5% y.o.y. and +0.9% q.o.q.).

Small Enterprises

For the Small Enterprises segment, the Company has been adopting the same strategy used in the B2C segment, given their market similarities, and has just launched the *Oi Seu Negócio* product, focused on fiber as the network solution for small enterprises. Oi continues to market regional offerings and intensify its sales initiatives together with the "Network Reuse" approach for FTTH. The decline in net revenues (-12.7% y.o.y. and -1.1% q.o.q.) was due to high exposure to revenues from legacy services (94% of the total for this segment).

Operating Costs and Expenses

Table 6 – Breakdown of Routine Operating Costs and Expenses

R$ million	3Q20	3Q19	2Q20	YoY	QoQ	2020	2019	YoY
Routine Operating Costs and Expenses								
Brazil	**3,212**	**3,552**	**3,025**	**-9.6%**	**6.2%**	**9,455**	**10,480**	**-9.8%**
Personnel	602	605	535	-0.4%	12.6%	1,734	1,788	-3.1%
Interconnection	113	109	119	3.7%	-4.8%	343	349	-1.6%
Third-Party Services	1,340	1,497	1,318	-10.5%	1.6%	4,072	4,477	-9.0%
Network Maintenance Service	216	251	218	-13.7%	-1.0%	669	781	-14.4%
Handset Costs/Other (COGS)	28	34	12	-18.0%	122.5%	61	125	-51.3%
Marketing	94	148	66	-36.6%	40.8%	230	332	-30.7%
Rent and Insurance	609	676	572	-9.9%	6.5%	1,762	2,009	-12.3%
Provision for Contingencies	65	72	42	-10.5%	55.0%	131	186	-29.5%
Provision for Bad Debt	67	160	127	-57.9%	-47.1%	333	427	-22.1%
Taxes and Other Expenses (Revenues)	78	1	15	5245.7%	408.3%	120	5	2106.9%
International Operations	**32**	**75**	**160**	**-57.0%**	**-79.9%**	**189**	**142**	**33.5%**
Routine OPEX	**3,244**	**3,627**	**3,185**	**-10.6%**	**1.8%**	**9,645**	**10,622**	**-9.2%**

Consolidated routine opex, including international operations, totaled R$ 3,244 million in 3Q20 (-10.6% y.o.y. and +1.8% q.o.q.).

Routine opex from Brazilian operations amounted to R$ 3,212 million in 3Q20 (-9.6% y.o.y. and +6.2% q.o.q.).

As part of its strategic plan, the Company has been working on fronts to reduce costs and simplify operations, efficiency and digital transformation, towards a lighter and more agile company, contributing to annual EBTIDA growth.

Personnel

Personnel expenses totaled R$ 602 million in 3Q20, in line with 3Q19 and 12.6% higher than in 2Q20. The sequential increase was mainly due to the provision for variable compensation linked to the achievement of operational, financial and quality goals for 2020. These provisions generally occur in the second semester, when the Company has greater visibility of goals achievement progression.

Interconnection

Interconnection costs in Brazilian operations amounted to R$ 113 million in 3Q20 (+3.7% y.o.y. and -4.8% q.o.q.). The increase over 3Q19 was chiefly due to a rise in regulated tariffs.

Third-party Services

Costs and expenses related to third-party services in Brazilian operations totaled R$ 1,340 million in 3Q20 (-10.5% y.o.y. and +1.6% q.o.q.). The annual reduction is mainly due to the decline in the TV customer base, such as content acquisition expenses and the positive impacts on costs of the automation and digitalization process underway in the company, impacting Customer Relationship and Billing.

Network Maintenance Services

Network maintenance service costs and expenses in Brazilian operations totaled R$ 216 million in 3Q20, 13.7% lower than in 3Q19 and in line with 2Q20. This reduction was mainly due to copper de-averaging process. The reduction of the copper network plant, whether due to the substitution for fiber, or due to the company initiatives of granular analysis of the copper Central Offices (de-averaging), reducing the number of inoperative CO's and consolidating these services in other CO's, has contributed effectively to reduce plant maintenance expenses.

Handset Costs/Other (COGS)

Handset costs in Brazilian operations amounted to R$ 28 million in 3Q20 (-18.0% y.o.y. and +122.5% q.o.q.). The sequential increase was mostly due to higher handset sales volume after the reopening of stores, following the easing of quarantine restrictions.

Marketing

Marketing expenses totaled R$ 94 million in 3Q20, up 40.8% over 2Q20, and down 36.6% from 3Q19, as we did not run Prepaid and Postpaid campaigns in 2020, due to confinement. The sequential growth is due to the gradual economy's recovery, with the reopening of stores and a more emphatic return from commercial activities, especially the acceleration of broadband fiber sales.

Rent and Insurance

Rent and insurance expenses in Brazilian operations amounted to R$ 609 million in 3Q20 (-9.9% y.o.y. and +6.5% q.o.q.). The sequential growth is mainly due to the contractual readjustments of electricity pole renting posts. These contracts are linked to the IGP-M, which suffered a strong variation in the period.

Provision for Contingencies

The provision for contingencies in Brazilian operations came to R$ 65 million in 3Q20 (-10.5% y.o.y. and +55.0% q.o.q.). The annual reduction was due to a decline in the number of new legal proceedings, especially in labor, small causes and corporate spheres. These decline in the number of new legal proceedings against the company, which have been recurring in recent quarters, are the result of the improvement in the quality of the service provided, also reflected in the reduction in the Anatel complaints rate observed and mentioned above.

Provision for Bad Debt

The provision for bad debt totaled R$ 67 million in 3Q20 (-57.9% y.o.y. and -47.1% q.o.q.). Both declines were concentrated in the retail segment, due to an improvement in collection actions and constant reduction in defaults observed in all products, as a result of continuous improvement in sales and credit analysis processes.

EBITDA

Table 7 – EBITDA and EBITDA margin

	3Q20	3Q19	2Q20	YoY	QoQ	2020	2019	YoY
Oi S.A.								
Routine EBITDA (R$ million)	**1,462**	**1,374**	**1,359**	**6.4%**	**7.6%**	**4,354**	**4,600**	**-5.4%**
Brazil	**1,437**	**1,403**	**1,464**	**2.4%**	**-1.9%**	**4,382**	**4,607**	**-4.9%**
International Operations	26	-28	-106	191.3%	124.4%	-28	-6	-348.9%
Routine EBITDA Margin (%)	**31.1%**	**27.5%**	**29.9%**	**3.6 p.p.**	**1.2 p.p.**	**31.1%**	**30.2%**	**0.9 p.p.**
Brazil	**30.9%**	**28.3%**	**32.6%**	**2.6 p.p.**	**-1.7 p.p.**	**31.7%**	**30.5%**	**1.1 p.p.**
International Operations	44.6%	-61.2%	-195.6%	105.9 p.p.	240.2 p.p.	-17.7%	-4.7%	-13.0 p.p.
Non-routine Items (R$ million)	22	-2,821	0	n.m.	n.m.	389	-2,001	n.m.
EBITDA (R$ million)	**1,485**	**-1,447**	**1,359**	**-202.6%**	**9.3%**	**4,743**	**2,599**	**82.5%**
Brazil	1,459	-1,418	1,464	-202.9%	-0.4%	4,490	2,605	72.3%
International Operations	26	-28	-106	-191.3%	-124.4%	253	-6	-4100.5%
EBITDA Margin (%)	31.6%	-28.9%	29.9%	60.5 p.p.	1.7 p.p.	33.9%	17.1%	16.8 p.p.

Consolidated routine EBITDA totaled R$ 1,462 million in 3Q20 (+6.4% y.o.y. and +7.6% q.o.q.).

Routine EBITDA from Brazilian operations amounted to R$ 1,437 million in 3Q20 (+2.4% y.o.y. and -1.9% q.o.q.). The routine EBITDA margin from Brazilian operations was 30.9%, 2.6 p.p. higher than in 3Q19 and 1.7 p.p. lower than in 2Q20.

Routine EBITDA from international operations (Africa and East Timor) came to R$ 26 million in 3Q20, versus -R$ 28 million in 3Q19 and -R$ 106 million in 2Q20.

Non-routine items totaling R$ 22 million in 3Q20, refer to gain from the sale of real estate.

Investments

Table 8 – Capex

R$ million	3Q20	3Q19	2Q20	YoY	QoQ	2020	2019	YoY
Capex								
Brazil	**2,005**	**2,060**	**1,751**	**-2.7%**	**14.5%**	**5,536**	**5,835**	**-5.1%**
Fiber [1]	1,389	872	1,120	59.4%	24.0%	3,582	2,195	63.2%
Copper	201	532	195	-62.3%	2.8%	672	1,613	-58.3%
DTH	17	89	17	-81.4%	-0.9%	52	274	-81.1%
Mobile	257	341	282	-24.5%	-8.9%	801	1,090	-26.5%
B2B	141	227	136	-37.9%	3.7%	429	665	-35.4%
International Operations	**6**	**5**	**7**	**28.7%**	**-18.2%**	**27**	**16**	**67.3%**
Total	**2,011**	**2,065**	**1,758**	**-2.6%**	**14.4%**	**5,563**	**5,851**	**-4.9%**

[1] Includes Fiber + Wholesale.

The Company's consolidated capex, including international operations, totaled R$ 2,011 million in 3Q20 (-2.6% y.o.y. and +14.4% q.o.q.). Capex in Brazilian operations amounted to R$ 2,005 million in 3Q20 (-2.7% y.o.y. and +14.5% q.o.q.).

A breakdown of investments by product shows the Company's focus on transformation plan aiming to massify the FTTH network in the country, bringing high-speed broadband to the customers' homes. Investments in Fiber totaled R$ 1,389 million in 3Q20 (+59.4% y.o.y. and +24.0% q.o.q.).

Operational Cash Flow (Routine EBITDA – Capex)

Table 9 - Operational Cash Flow

R$ million	3Q20	3Q19	2Q20	YoY	QoQ	2020	2019	YoY
Oi S.A.								
Routine EBITDA	1,462	1,374	1,359	6.4%	7.6%	4,354	4,600	-5.4%
Capex	2,011	2,065	1,758	-2.6%	14.4%	5,563	5,851	-4.9%
Routine Operational Cash Flow (EBITDA - Capex)	**-548**	**-691**	**-399**	**-20.6%**	**37.3%**	**-1,209**	**-1,251**	**-3.3%**

Table 10 - Operational Cash Flow from Brazilian Operations

R$ million	3Q20	3Q19	2Q20	YoY	QoQ	2020	2019	YoY
Oi S.A.								
Routine EBITDA	1,437	1,403	1,464	2.4%	-1.9%	4,382	4,607	-4.9%
Capex	2,005	2,060	1,751	-2.7%	14.5%	5,536	5,835	-5.1%
Routine Operational Cash Flow (EBITDA - Capex)	**-568**	**-658**	**-286**	**-13.6%**	**98.5%**	**-1,154**	**-1,228**	**-6.1%**

Consolidated routine operational cash flow (routine EBITDA minus capex) was negative by R$ 548 million in 3Q20, while routine operational cash flow from Brazilian operations was negative by R$ 568 million, mainly due to high investments in the FTTH expansion project, to ensure the execution of the transformation plan.

Depreciation/Amortization

Table 11 – Depreciation and Amortization

R$ million	3Q20	3Q19	2Q20	YoY	QoQ	2020	2019	YoY
Depreciation and Amortization								
Total	**1,740**	**1,752**	**1,725**	**-0.7%**	**0.9%**	**5,176**	**5,171**	**0.1%**

Depreciation and amortization expenses totaled R$ 1,740 million in 3Q20 (-0.7% y.o.y. and +0.9% q.o.q.).

Financial Results

Table 12 – Financial Result (Oi S.A. Consolidated)

R$ million	3Q20	3Q19	2Q20	2020	2019
Oi S.A. Consolidated					
Net Interest (on fin. investments and loans and financing)	-484	-386	-534	-1,510	-1,016
Amortization of fair value adjustment	-357	-294	-364	-1,299	-714
Net FX Result (on fin. investments and loans and financing)	-440	-645	-669	-3,766	-617
Other Financial Income / Expenses	-1,045	-1,051	-1,559	-5,353	-1,606
Net Financial Income (Expenses)	**-2,325**	**-2,376**	**-3,127**	**-11,928**	**-3,951**

Oi S.A. recorded a consolidated net financial expense of R$ 2,325 million in 3Q20, versus a net financial expense of R$ 3,127 million in 2Q20 and R$ 2,376 million in 3Q19.

In the quarter, the reduction in financial expenses occurred in all income items. There were lower financial expenses under the "Net FX Result" line in 3Q20, due to the depreciation of the real against the U.S. dollar in the period (3.0% in 3Q20 vs. 5.3% in 2Q20). There was also a reduction in expenses in the "Net Interest" item, in line with the lower CDI in the period. The "Amortization of Fair Value Adjustment" line remained virtually unchanged. Finally, the reduction in "Other Financial Income/Expenses" line is mainly explained by expenses with monetary restatements on lower contingencies, in addition to less exchange variation on investment abroad and lower expenses related to onerous liabilities (data transmission contracts by submarine cables and satellites) reflecting the lower exchange rate variation in the period.

The year-on-year comparison, there was stability in the consolidated financial result, with the increase in "Net Interest" and "Amortization of fair value adjustment" being offset by a lower "Net FX Result". The increase in the "Net Interest" line reflected the disbursement of Oi Móvel's debentures in January 2020 and the higher expenses related to "Amortization of Fair Value Adjustment", reflected the appreciation of the U.S. dollar. The "Net FX Result", benefited from a lower depreciation of the real against the U.S. dollar between 3Q19 and 3Q20 (8.7% and 3.0%, respectively).

Net Earnings (Loss)

Table 13 – Net Earnings (Loss) (Oi S.A. Consolidated)

R$ million	3Q20	3Q19	2Q20	YoY	QoQ	2020	2019	YoY
Net Earnings (Loss)								
Earnings before interest and taxes (EBIT)	-255	-3,199	-368	n.m.	n.m.	-433	-2,572	-83.2%
Financial Results	**-2,325**	**-2,376**	**-3,127**	**n.m.**	**-25.6%**	**-11,928**	**-3,951**	**n.m.**
Income Tax and Social Contribution	**1**	**-209**	**-1**	n.m.	n.m.	**34**	**-290**	n.m.
Net Income (Loss) from Continuing Operations	**-2,580**	**-5,784**	**-3,493**	**-55.4%**	**-26.2%**	**-12,327**	**-6,814**	**n.m.**
Consolidated Net Income (Loss)	**-2.580**	**-5.784**	**-3.493**	**-55.4%**	**-26.2%**	**-12.327**	**-6.814**	n.m.
attributable to owners of the Company	-2,638	-5,747	-3,409	-54.1%	-22.6%	-12,328	-6,738	n.m.
attributable to non-controlling interests	58	-37	-84	n.m.	-170.0%	1	-76	n.m.

The Company's operating earnings (loss) before the financial result and taxes (EBIT) came to a loss of R$ 255 million in 3Q20, versus a loss of R$ 3,199 million in 3Q19 and a loss of R$ 366 million in 2Q20. The Company recorded a net financial expense of R$ 2,325 million and an expense of R$ 1 million in the Income Tax and Social Contribution line, giving a consolidated net loss of R$ 2,580 million in 3Q20.

Debt & Liquidity

Table 14 – Debt

R$ Million	Sep/20	Sep/19	Jun/19	% Gross Debt
Debt				
Short Term	195	139	454	0.7%
Long Term	26,734	17,766	25,661	99.3%
Total Debt	**26,929**	**17,905**	**26,115**	**100.0%**
Local Currency Exposure	9,300	8,461	9,108	34.5%
Foreign Currency Exposure	17,628	9,444	17,007	65.5%
Swaps	0	0	0	0.0%
(-) Cash	-5,686	-3,192	-6,073	-21.1%
(=) Net Debt	**21,243**	**14,713**	**20,043**	**78.9%**

Oi S.A. ended 3Q20 with consolidated gross debt of R$ 26,929 million, an increase of 3.1%, or R$ 814 million, over 2Q20 and 50.4%, or R$ 9,024 million, over 3Q19, chiefly due to the depreciation of the real against the dollar (3.0% q.o.q. and 35.5% y.o.y.). There were also the usual effects of interest accrual and amortization of the present value adjustment, which have contributed to increasing debt with every passing quarter. The year-on-year comparison was also impacted by the disbursement of Oi Móvel's debentures in January 2020, whose balance totaled R$ 3,758 million in September.

At the end of 3Q20, dollar-denominated debt accounted for 65.5% of fair value debt. The consolidated average term of debt remained at around nine years in 3Q20.

For yet another quarter, the Company's cash consumption slowed down year on year, totaling R$ 5,686 million in September. As a result, net debt totaled R$ 21,243 million in 3Q20. The reduction in the cash position was mainly due to continued high Capex, in line with the Company's Strategic Plan, and the payment of non-recurring obligations related to the implementation of the Plan, including payment of half-yearly interest on the Qualified Bond. It is worth noting that this reduction was partially offset by the receipt of the last installment of the sale of PT Ventures in the amount of U$$40 million, in addition to the anticipation of the 28 remaining installments receivable related to the surplus of Fundação Sistel de Seguridade Social over the quarter, in the amount of approximately R$ 460 million.

Table 15 – Gross Debt Breakdown

R$ Million

Gross Debt Breakdown - 3Q20	Face Value	Fair Value Adjustment	Fair Value
BNDES	4,180	-	4,180
Local Banks	9,337	(4,226)	5,111
ECAs	9,540	(5,503)	4,038
Qualified Bonds	9,495	(913)	8,582
Facility "Non Qualified"	531	(168)	363
General Offering	6,303	(5,392)	911
Private Debenture (Bridge Loan)	3,775	-	3,775
Other	(31)	-	(31)
Total Gross Debt	**43,131**	**(16,202)**	**26,929**

Table 16 – Cash Position (Brazilian Operations)

R$ Million

2Q20 Cash Position	6,073
Routine EBITDA	1,437
IFRS16	-447
Capex	-2,005
Working capital	509
Antecipation Sistel	460
Judicial Deposits + Taxes	21
Financial operations	-101
Payments to Creditors JR	-441
Non Core	179
3Q20 Cash Position	**5,686**

Additional Information

Table 17 – Statement of Operations (Oi S.A. Consolidated)

R$ million	3Q20	3Q19	2Q20	2020	2019
Net Operating Revenues	**4,706**	**5,001**	**4,544**	**13,998**	**15,223**
Operating Costs and Expenses	**-3,221**	**-6,448**	**-3,185**	**-9,256**	**-12,624**
Personnel	-615	-615	-547	-1,771	-1,819
Interconnection	-115	-110	-120	-346	-351
Third-Party Services	-1,357	-1,516	-1,334	-4,120	-4,526
Network Maintenance Service	-217	-251	-219	-670	-782
Handset Costs/Other (COGS)	-33	-36	-17	-73	-132
Marketing	-94	-148	-67	-232	-334
Rent and Insurance	-613	-577	-577	-1,775	-2,014
Provision for Contingencies	-65	-72	-41	-128	-186
Provision for Bad Debt	-67	-160	-127	-333	-427
Taxes and Other Revenues (Expenses)	-45	-2,862	-135	194	-2,052
EBITDA	**1,485**	**-1,447**	**1,359**	**4,743**	**2,599**
Margin %	31.6%	-28.9%	29.9%	33.9%	17.1%
Depreciation and Amortization	-1,740	-1,752	-1,725	-5,176	-5,171
EBIT	**-255**	**-3,199**	**-366**	**-433**	**-2,572**
Financial Expenses	-2,961	-3,875	-3,983	-16,805	-6,781
Financial Income	636	1,499	856	4,877	2,830
Net Earnings (Loss) Before Tax and Social Contribution	**-2,580**	**-5,575**	**-3,493**	**-12,361**	**-6,524**
Income Tax and Social Contribution	1	-209	-1	34	-290
Consolidated Net Earnings (Loss)	**-2,580**	**-5,784**	**-3,493**	**-12,327**	**-6,814**
Margin %	-54.8%	-115.6%	-76.9%	-88.1%	-44.8%

Table 18 – Balance Sheet (Oi S.A. Consolidated)

R$ million	09/30/2020	06/30/2020	09/30/2019
TOTAL ASSETS	**72,664**	**73,152**	**72,867**
Current	**18,179**	**19,176**	**20,155**
Cash and cash equivalents	5,463	5,851	2,979
Financial investments	191	189	179
Accounts Receivable	6,343	6,437	6,616
Inventories	306	309	318
Recoverable Taxes	446	484	493
Other Taxes	1,921	1,637	1,477
Assets in Escrow	1,272	1,472	1,521
Held-for-sale Assets	480	510	4,870
Other Current Assets	1,757	2,287	1,702
Non-Current Assets	**54,485**	**53,976**	**52,712**
Long Term	9,437	9,786	11,146
.Recoverable and Deferred Taxes	123	123	0
.Other Taxes	1,721	2,353	3,063
.Financial investments	32	33	35
.Assets in Escrow	6,294	6,275	6,956
.Other	1,391	1,125	1,092
Investments	125	122	118
Property Plant and Equipment	41,413	40,424	38,506
Intagible Assets	3,510	3,644	2,942

TOTAL LIABILITIES	**72,664**	**73,152**	**72,867**
Current	**12,260**	**11,915**	**11,923**
Suppliers	4,684	4,340	5,900
Leases	1,671	1,632	1,506
Loans and Financing	195	454	139
Credit Assignment - Sistel	197	0	0
Payroll and Related Accruals	942	810	942
Provisions	667	693	515
Payable Taxes	16	39	47
Other Taxes	1,635	1,766	956
Dividends Payable	6	6	6
Liabilities associated to held-for-sale assets	159	171	526
Authorizations and Concessions Payable	78	67	39
Other Accounts Payable	2,011	1,936	1,346
Non-Current Liabilities	**54,402**	**53,074**	**40,862**
Suppliers	3,943	3,780	3,255
Leases	7,017	7,110	6,725
Loans and Financing	26,734	25,661	17,766
Credit Assignment - Sistel	230	0	0
Payable and Deferred Taxes	0	0	177
Other Taxes	1,251	1,247	690
Contingency Provisions	4,542	4,713	4,600
Pension Fund Provision	675	658	621
Other Accounts Payable	10,011	9,904	7,026
Shareholders' Equity	**6,003**	**8,164**	**20,081**

Subsequent Events

- On October 6, 2020, Oi published a Material Fact announcing to its shareholders and the market in general that, on October 5, 2020, the 7th Corporate Court of the Capital District of the State of Rio de Janeiro ratified the Amendment to the Judicial Reorganization Plan of the Company and its subsidiaries under judicial reorganization (the "Recovering Entities"), which was approved at the General Creditors' Meeting held on September 8, 2020. **(click here)**

- On October 9, 2020, Oi informed its shareholders and the market in general that the launch of a Voluntary Separation Incentive Program, with the purpose of eliminating approximately 2,000 positions, which may represent up to 15% of our headcount. **(click here)**

- On October 16, 2020 Oi informed its shareholders and the market in general, a Minutes Of The Extraordinary General Meeting, realized on that date. **(click here)**

CVM INSTRUCTION 358, ART. 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly held company, must notify the Securities and Exchange Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its shares, or of rights over those shares or other securities that it has issued.

Table 19 – Shares of the Company's Capital Stock

	Capital	Treasury	Free-Float[1]
Common	5,796,477,760	30,595	5,796,444,654
Preferred	157,727,241	1,811,755	155,915,481
Total	**5,954,205,001**	**1,842,350**	**5,952,360,135**

Shareholding position as of September 30, 2020.
(1) The outstanding shares do not consider treasury shares or the shares held by the Board of Directors and by the Executive Board.

Please note

The main tables in this Earnings Release will be available in Excel format in the "Financial Information/Quarterly Reports" section of the Company's website (www.oi.com.br/ri).

Definitions of the terms used in the Earnings Release are available in the Glossary section of the Company's website: (https://www.oi.com.br/ri/conteudo_pt.asp?idioma=0&conta=28&tipo=44320).

DISCLAIMER

Rio de Janeiro - November 12, 2020. This report includes consolidated financial and operating information for Oi S.A. - Under Judicial Reorganization ("Oi S.A." or "Oi" or "Company") and its direct and indirect subsidiaries as of September 30, 2020. In compliance with CVM instructions, the information is presented in accordance with International Financial Reporting Standards (IFRS). Due to the seasonality of the telecom sector in its quarterly results, the Company will focus on comparing its financial results with the same period of the previous year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as "projects", "estimates", "anticipates", "expects", "plans", "hopes" and so on is intended to indicate possible trends and forward-looking statements, which, clearly, involve uncertainty and risk, so that future results may differ from current expectations. These statements are based on various assumptions and factors, including general economic, market, industry conditions, and operational factors. Any changes to these assumptions or factors may lead to practical results that differ from current expectations. Excessive reliance should not be placed on these statements.

Forward-looking statements relate only to the date on which they are made, and the Company is not obliged to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information contained herein is unaudited and may therefore differ from the final results.

Oi – Investor Relations

Marcelo Ferreira	+55 (21) 3131-1314	marcelo.asferreira@oi.net.br
Bruno Nader	+55 (21) 3131-1629	bruno.nader@oi.net.br